Exhibit 12

GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three Months Ended March 31, 2004

(Unaudited)

(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$1,653	$1,653
Provision for income taxes	419	419
Minority interest in net earnings of consolidated affiliates	24	24

Earnings before provision for income taxes and minority interest	2,096	2,096
Fixed charges:
Interest	2,448	2,448
One-third of rentals	71	71

Total fixed charges	2,519	2,519

Less interest capitalized, net of amortization	(7)	(7)

Earnings before provision for income taxes and minority interest, plus fixed charges	$4,608	$4,608

Ratio of earnings to fixed charges	1.83

Preferred stock dividend requirements		$10
Ratio of earnings before provision for income taxes to net earnings		1.25

Preferred stock dividend factor on pre-tax basis		13
Fixed charges		2,519

Total fixed charges and preferred stock dividend requirements		$2,532

Ratio of earnings to combined fixed charges and preferred stock dividends		1.82

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.